STORM CAT ENERGY CORPORATION
(the “Company”)

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2005

General

The Company entered the second quarter with a newly hired technical team to begin development of its asset base acquired in the first quarter. Production was increased from 2,500 MCF/day to 3,500 MCF/day as the technical team reviewed individual well performances on the NESH and Jamison/20Mile properties. The increase was achieved through the technical team’s expertise in operating and re-working the existing wells. Permits for drilling out the Company’s undeveloped acreage in Wyoming were submitted and drilling and completion rigs were put under contract. As of August 29th, the Company has received approximately 16 drilling permits and is currently drilling its 10th well in the NESH. Remaining permits are anticipated to keep pace with the drilling schedule. The Company plans to drill 60 to 80 wells before year end with a maximum of 120 drilling locations to be completed by the beginning of the 2nd quarter of 2006.

The Company drilled its first well on its Saskatchewan property obtained from the farm-in with Golden Eagle. The well had to be abandoned because a sand formation below surface casing caved in and stuck the drill pipe. The Company was able to log and perform testing despite the difficulties. The well proved up the Company’s geological concepts providing the encouragement to move forward with the development program. Currently, the technical team is formulating a development plan and gathering data with aeromag and geochem analysis. The Company’s current plan is to begin drilling 2nd quarter of 2006.

The most exciting development during the 2nd quarter is the farm-in agreement the Company negotiated and signed with EnCana on June 28th 2005. The agreement covers approximately 78,000 acres of the Elk Valley Mist Mountain coalbed methane field in British Columbia North of Elkford. The Company is required to spend $12MM CDN over the next three years towards development of Elk Valley with $2MM CDN to be spent before June 28, 2006 to earn 50% of the prospect. The Company is not required to spend any capital, but must spend $12MM CDN to earn its 50% position. EnCana is working hand in hand with the Company’s technical team to formulate a plan to re-enter pilot wells EnCana drilled over the past 3 years and site locations for new wells. Analysis of prior wells drilled on the prospect indicates 65 to 120 meters of net coal with gas content ranging from 200-600 scf/ton. Work on re-activating the pilot wells is underway. As of August 29th, the Company has located a rig with EnCana’s assistance and is planning on drilling a new well on the prospect before year end.

The 2nd quarter concluded the Company’s exploration of the Noyon block in Southern Mongolia. The company concluded that although resource is present, it is not economical for the Company to develop at this time. Reflected on the Company’s second quarter financial statements is an impairment charge of approximately $2.17MM CDN to write down the capitalized costs associated with the Noyon acreage. The Company is moving forward with exploration of the Tsiadam acreage South of Ulaanbaatar. The Company has an agreement with the Production Authority of Mongolia that our work commitment of $600K USD for 2005 to be spent on the Tsiadam will hold our acreage position in both the Noyon and Tsiadam blocks. Currently, the Company is seeking an industry and financial partner for the continued exploration of its Mongolian acreage.

The Company migrated from a Tier 2 to Tier 1 on the TSX Venture exchange because of its larger assets base. Listing on the American Stock Exchange was applied for May. This is a strategic move to open additional avenues of financing with American institutional investors. The Company anticipates a listing on the American Stock Exchange by the end year. A listing on the Toronto Exchange is being applied for upon completion of the AMEX listing.

The Annual General Meeting was held on June 23 in Vancouver BC. The following Directors were elected to the Board: J. Scott Zimmerman, Christopher I. Dyakowski, Craig Steinke, Robert D. Penner, Michael J. O’Byrne, and Michael Wozniak.

The following discussion of performance, financial condition and prospects should be read in conjunction with the financial statements of the Company and notes thereto for the quarter ended June 30, 2005. The Company’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company’s reporting currency is Canadian dollars, unless otherwise indicated. The date of the Management Discussion and Analysis is August 31, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

Description of Business

The principal business of the Company is the acquisition, exploration and development of unconventional natural gas (including coalbed methane gas) and oil properties. At present, the Company is operating in North America and Asia. The continued operation of the Company is dependent upon the discovery of economically recoverable oil and gas reserves on its properties, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

Overall Performance

The Company incurred a net loss for the quarter ended June 30, 2005 of $2,982,193. An impairment charge relating to Mongolia represents $2,165,175 of the quarterly loss.

During the quarter ended June 30, 2005, the following share purchase warrants and options were exercised:

·

1,600,000 share purchase warrants at a price of $0.065 for gross proceeds of $104,000

·

1,650,000 share purchase warrants at a price of $0.25 for gross proceeds of $412,500

·

2,209,520 share purchase warrants at a price of $0.50 for gross proceeds of $1,104,760

·

1,590,330 share purchase warrants at a price of $0.775 for gross proceeds of $1,232,506

·

13,000 share purchase warrants at a price of $2.60 for gross proceeds of $33,800

·

237,500 share purchase options at a price of $0.30 for gross proceeds of $71,250

·

59,168 share purchase options at a price of $0.50 for gross proceeds of $29,584

There were no legal proceedings against the Company during the period and to date.

Summary of Financial Operations

At June 30, 2005, a total of 46,486,228 shares are issued and outstanding of which none of these shares are subject to escrow requirements.

During the quarter ended June 30, 2005, the Company had a loss of $2,982,193 compared with a loss of $194,622 for the quarter ended June 30, 2004. The Company took an impairment charge of $2,165,175 on its Noyon Mongolia property.

The company significantly increased its operations over the previous year as exploration, acquisition and productions activities ramped up in Mongolia, Canada and the United States.

Summary of Quarterly Reports

The following table summarizes the Company’s operating results for each of the ten most recently completed quarters:

Period	Revenue	Net Loss ($)	(Post – Split) Net Loss per Share ($)
Q 2-05	$1,324,406	$2,982,193	0.067
Q 1-05	$539,833	$148,825	0.007
Q 4-04	130,616	857,959	0.040
Q 3-04	--	54,237	0.002
Q 2-04	--	194,622	0.010
Q 1-04	--	332,168	0.020
Q 4-03	--	153,192	0.010
Q 3-03	--	20,319	0.002
Q 2-03	--	15,579	0.001
Q 1-03	--	27,536	0.005

The Company took a $2,165,175 or $0.048 impairment charge relating to its Noyon Mongolian property.

The Company does not have any long term financial liabilities, nor has it declared any dividends.

Financings, Principal Purposes and Milestones

On August 22, 2005 the Company announced a private equity financing agreement of up to 1,250,000 units ($3,000,000 CDN) and 1,071,429 flow-through common shares ($3,000,000 CDN). Each unit, priced at $2.40 CDN per unit, comprises one common share and one-half common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share at a price of $3.00 CDN for a period of 18 months. Each flow-through common share is priced at $2.80 CDN per share.

The net proceeds from the sale of the units will be used to further the corporation's exploration and development program in the Powder River basin, Wyoming, and for general corporate purposes. The net proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada).

Liquidity and Solvency	June 30, 2005	December 31, 2004
Deficit	$3,131,018	$1,859,490
Working capital	$3,214,137	$2,718,534

The Company currently does not have sufficient funds to carry out its business plans and requires further financing. Management will consider the financing needs of the Company during the current fiscal year and, if suitable opportunities arise, may undertake new equity financings. Any financing is subject to regulatory approvals.

Related Party Transactions

The Company incurred the following charges with directors and officers of the Company, companies with common directors:

	2005	2004	2003	2002
Administration fees	$ 31,148	$ 29,634	$ -	$ -
Consulting fees	128,250	54,036	-	-
Legal and accounting fees	-	7,263	18,885	4,944
Management fees	32,100	87,500	33,500	30,000
Private Placement fee	180,000	-	-	-
Property evaluation	-	22,341	-	-
Deferred exploration costs:	-	-	-	-
Transportation and accommodation	80,473	-	1,000	-
	$ 451,971	$ 200,774	$ 53,385	$ 34,944

Proposed Transactions

The Company is investigating other coalbed methane opportunities in the US, Canada and Mongolia.

Contractual Commitments

The Company is required to commit at least US $4.8 million, over a five year term, to explore and develop natural gas from coal under its Production Sharing Contract with the Petroleum Authority of Mongolia.

The Company is required to commit at least $2,000,000 before June 28th, 2005 relating to the Farm-in agreement with EnCana for the exploration and drilling of properties located in British Columbia, Canada. An additional $10,000,000 is required to be spent before June 28th, 2008. The Company is not required to spend any capital unless it wants to earn 50% of the prospect.

The Company entered into two lease agreements for office premises. The two year lease agreement has a commitment of approximately $172,000 (US$143,000) and the five year lease has a commitment of approximately $385,000.

Off Balance-Sheet Arrangements

There are no off balance-sheet arrangements.

Subsequent Events (as of August 29, 2005)

On August 18, 2005, the Company announced the appointment of Don Martin, as Vice-President of Operations for Canada and International Operations effective August 18, 2005.

Risk and Uncertainties

The Company is in the mineral and gas exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal and energy prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs or if such exploration programs are successful for the development of economic ore bodies or gas reserves and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the Company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptance terms, if at all. Management at this time has no reason to expect that this capability will diminish in the near term.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the company’s estimate of the value of stock based compensation. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The Company has used historical data to determine validity in accordance with Black-Scholes modeling, however, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock based compensation and hence results of operations, there is no impact on the Company’s financial condition.

The company’s recorded value of the Company’s mineral properties is in all cases, based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral or gas resources associates with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk as well as environmental risk. The Company’s financial statements have been prepared with these risks in mind. All of the assumptions set out herein are potentially subject to significant change and out of the company’s control. These changes are not determinable at this time.

Change in Accounting Policy

There was no change in the Company’s accounting policy in the 2nd quarter of 2005.

Management’s Responsibility for Financial Statements

The information provided in this publication, including the financial statements, is the responsibility of management. In the preparation of the Company’s financial statements, estimates are sometimes necessary to make a determination of future values of certain assets of liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Caution Regarding Forward Looking Statements

This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 23, 2004.

Dated: June 30, 2005

J. Scott Zimmerman – President & CEO